Filed by Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Procter & Gamble Company
Commission File No: 001-00434
The following is a transcript of an investor conference call and web cast hosted by Diamond Foods, Inc. on June 2, 2011.
DIAMOND FOODS, INC.
Moderator: Linda Segre
June 2, 2011
3:30 pm CT
Operator: The conference is about to begin. Good afternoon. My name is Cynthia and I will be your conference operator today. Today’s call is being recorded.
At this time, I would like to welcome everyone to the Diamond Foods Third Quarter Fiscal 2011 Earnings Conference Call. All lines have been placed on mute to prevent any background noise.
After the speaker’s remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star 1 on your telephone keypad.
At this time, I would like to turn the conference over to Ms. Linda Segre, Senior Vice President of Corporate Strategy. Please go ahead ma’am.

Linda Segre: Thank you Cynthia and good afternoon everyone. Welcome to the Diamond Foods Investor Conference Call and Webcast to review the financial results of our third quarter fiscal 2011, which ended April 30.
Before we get started, let’s cover a few housekeeping items. A printed copy of our prepared remarks will be available on our Web site, diamondfoods.com, under the section titled “Investor Relations” followed by earnings releases within one hour after the call’s conclusion.
We’ve arranged for a taped replay of this call to be available via telephone beginning about two hours after the call’s conclusion until 7:30 pm Eastern Time on June 9, 2011. Please refer to our press release for the dial-in numbers. In addition, this call is being webcast live, and a replay will be available on the Web site.
During the course of today’s call, we will make forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including projections of our results. Since actual results may differ materially from these projections, please review our risk factors in our SEC filings.
Our forward-looking statements are based on factors that are subject to change and speak only as of the date they are given. We do not undertake to update forward-looking statements.

Since we incurred integration and acquisition-related costs this quarter associated with the Kettle Foods acquisition and announced Pringles merger, we will focused our prepared remarks on non-GAAP results. A reconciliation to GAAP can be found in the press release.
Now I’d like to turn the call over to Michael Mendes, our Chairman, President and Chief Executive Officer.
Michael Mendes: Thanks Linda. Good afternoon everyone and thank you for joining us. Steve Neil, our Chief Financial and Administrative Officer will also be on our call today.
Today we are pleased to report strong third quarter results and are increasing our outlook for the full fiscal year. The addition of Kettle and double-digit organic growth of our snack portfolio grew 72% growth in snack revenue for the period and 61% growth in total revenue. The profit structure of the business is strengthened as we continue to shift our mix to more value-added consumer retail products.
Despite increasing commodity costs, earnings for the period were up 91%. Earnings per share for the third quarter increased 73% to 52 cents, exceeding the top end of our guidance range. Strong operating cash flow for the period helped fund a significant increase in new product and advertising investment as EBITDA of $31 million was more than double the same period last year.

Based on these results, we are raising our full year net sales guidance. For the year, we are now projecting net sales of between $943 million to $953 million, which reflects growth of approximately 40% over last year. We are also raising full year EPS guidance to $2.48 to $2.52 cents per share, which represents approximately 31% growth above last year, despite a roughly 20% increase in our share count.
We continue to be focused on expanding the breath and the depth of our distribution and increasing the sales velocity of our snack portfolio. We have expanded the distribution of Pop Secret in the mass channel and are demonstrating high shelf efficiency for traditional retailers with Pop Secret representing four of the top six selling items in U.S. grocery.
Pop Secret kernels, which were launched last year, continue to grow and have reached an 11% share of the popcorn kernel market. Kettle continues to deliver revenue growth through expanded distribution, especially in the mass and convenience channels. We are outperforming the category despite production capacity constraints that will be easing over the next quarter.
Kettle TIAS!, our natural tortilla product, has been growing five times faster than the category. This extension of the Kettle trademark is approaching an 8% share of the natural tortilla market. In the U.K., the Kettle Ridge Crisp line was designed to capture a broader demographic and has performed as planned, with 57% of Ridge consumers being new to the Kettle brand franchise.

Emerald Snack Nuts grew 7% in the most recent 12-week period, three times faster than the category. The brand hit a record snack nut market share in grocery of 12.8% in April as a result of improved velocity and an additional 200 basis points of new distribution. The total Emerald retail platform grew 21% when including the successful extension into the convenient breakfast category.
As we look to the future integration of Pringles, we believe the key to a successful acquisition is determined largely by company’s ability to effectively integrate the business. If we can combine the best attributes of Diamond and Pringles, we will form a truly distinct global snack food company whose potential can far exceed the capabilities of the two companies alone.
We recognize the need to continue to build and enhance our base business, particularly during the period preceding the close of the transaction. Reflecting this intent, most of our organization is focused on driving strong growth from our base business with a select group working closely with P&G on the Pringles integration plan.
Our integration strategy is to utilize a small, focused Diamond team supported by experienced world class external consulting resources to enable early stages of the integration. Since the announcement, we’ve increased our understanding of the business and are extremely pleased by the caliber of the employees and the quality and capabilities of the manufacturing assets.

At this time, I’ll turn the call over to Steve Neil.
Steve Neil: Good afternoon everyone. Please note that our earnings press release and 10Q were both filed today.
As Michael indicated, one of the main drivers of our 61% sales growth this quarter came from our snack portfolio, which was up 72% over the prior year. Additionally, non-retail sales were up significantly over the third quarter last year and were approximately the same as last quarter.
Gross margin, as reported in the quarter was 26.7%. But excluding a favorable out-of-period adjusted to input costs, it would have been 26.0%. Retail sales mix, greater scale in snacks and manufacturing efficiencies in the quarter offset some commodity price pressure and increased slotting and promotion for Breakfast on the go!
As we discussed last quarter, we are experiencing increases in some of our input costs and are effectively managing these through hedging and long positions as well as executing operating efficiencies within our supply chain and manufacturing operations.
We are increasing price on certain items in our retail portfolio where input costs have exceeded our operating efficiencies. These price increases are due to take effect in the latter part of the fourth quarter.

Our investment and advertising increased 57% this quarter compared to the third quarter last year. While advertising was up significantly versus the same period last year, we were able to realize some cost efficiencies in our media spend by effectively utilizing a higher mix of 15-second commercial spots for the Breakfast on the go! launch.
As a result, we are tightening the range for the full fiscal year and now expect advertising spend to be between $43 million and $44 million or $10 million more than the last fiscal year. This reflects a year-over-year increase on the fourth quarter spending of over 30%.
Our effective tax rate on a non-GAAP basis was 33% in the quarter and year-to-date, while our GAAP effective tax rate, which includes discreet items, was 33.4% in the quarter and 33.8% year to date.
Overall, our non-GAAP EPS, excluding integration and transaction costs, was 52 cents for the quarter, an increase of 73% over the third quarter last year, while net income grew 91%, reflecting the greater share count from the equity offering associated with the Kettle acquisition.
We continue to realize strong EBITDA growth, generating $32 million in the quarter and $141 million in the four full quarters we have owned Kettle, compared to EBITDA generation of $73 million in the previous four quarters.

Working capital increased $35 million in the quarter, reflecting seasonal commodity payments. Our net debt increased $24 million as a result. We expect a decline in both working capital and net debt in the fourth quarter as inventory is reduced.
Our net leverage ratio was 3.9 at quarter end, and we expect to exit fiscal 2011 with a net leverage ratio between 3.6 and 3.8. Now I’d like to comment on fourth quarter and full year guidance.
We expect fourth quarter sales to range from $210 million to $220 million compared to $177 million last year. We anticipate fourth quarter EPS of 40 cents to 44 cents per share compared to 34 cents last year. Note that we plan on spending around $3 million more on advertising in the fourth quarter this year, so this EPS growth represents a meaningful improvement in earnings over last year.
For the full year we are increasing our sales guidance to $943 million to $953 million, up from $925 million to $950 million previously. Our gross margin guidance range of 200 to 300 basis points above 2010 remains unchanged. Note, however, that gross margin in the fourth quarter is expected to approximate the margin in the fourth quarter last year at around 25%, reflecting anticipated sales mix in the quarter as well as higher corn, oil and packaging costs, which won’t be offset with a price increase until the latter part of the quarter.

Our operating margin expectations of 11% to 12%, excluding transaction and integration costs, remain unchanged from our previous guidance. We expect our tax rate for the year will be approximately 33%. Overall, we are increasing our EPS guidance to $2.48 to $2.52 cents per share. This represents growth of 52% to 55% in net income. We are increasing our EBITDA guidance to $142 million to $145 million as we continue to generate strong cash flow from operating activities.
With regard to capital expenditures, since the acquisition of Kettle, we have announced three significant capital programs to help us expand the Kettle franchise in the future.
Our Salem facility expansion, which added 12% to U.S. capacity, went live in April, one month ahead of schedule and below budget. Our Beloit expansion, which will add another 50% to U.S. capacity, is on track to be completed in the first calendar quarter next year.
Our packaging and multi-pack capacity expansion in Norwich, England, is on plan and is scheduled for completion in the fall in advance of the important holiday selling season.
While our estimated fiscal year 2011 capital investments remain unchanged at $35 million to $45 million, we have entered into favorable, long-term operating leases to finance some of the expenditures. Thus, we expect to report $30 million to $33 million in capital expenditures with the balance of our capital investments being funded with operating leases.

Now I’d like to comment on long term guidance. Last September, we projected the company to deliver more than $4 per share by 2015. With a better understanding of the opportunities for the new combined business, we now believe we can achieve greater than $4 of EPS in 2014, a full year earlier.
Let me now turn it over to Linda to provide more details about our approach on the Pringles integration.
Linda Segre: Thank you Steve. As mentioned, we have a small core team from Diamond supported by global experts with extensive, relevant experience on merger integrations of this magnitude. Our collective Diamond resources are working very closely with an integration team from P&G
As you can imagine, there are numerous work streams that are required and each with different deadlines. We are focusing on the most important aspects of the business and the activities that Diamond will assume at the close. We are planning to leverage a number of transition service agreements, or TSAs, as required to effectively transition the business from P&G to Diamond. The benefit of the long closing period is time available to plan and prepare for the integration.
Following the merger announcement in April, the executive team from Diamond visited several Pringle sites and plants around the world. We continue to be very impressed by the capabilities and talent of the Pringles employees and the quality of the manufacturing and brand assets.
At this time, our top two priorities for integration planning are optimizing go-to-market strategies and providing a smooth and seamless transition of our new employees at the close of the transaction. We are trying to optimize the best aspects of the two businesses to create a highly effective and financially compelling organization for the future.
Our go-to-market approaches in various geographies around the world will reflect the needs of the brands and customers in each market. Our supply chain, back office and IT work streams will closely follow to enable our go-to-market strategy.
For many of these functions, we will initially be utilizing a TSA, which we are structuring with P&G. The other critical area of focus for us right now is to ensure that Pringles employees will transition smoothly over to Diamond at the close of the transaction. As with the go-to-market work stream, we are working with experts who not only have Reverse Morris Trust experience but also specific experience working with P&G on other similar transactions. Our focus here is to align the organization and provide a positive work environment for our employees.
Diamond is a learning organization, and we have learned from every acquisition we have done. We are looking forward to the Pringles employees joining Diamond so that our portfolio of brands can benefit from the shared experiences of the combined team.

The most important thing for us is to ensure that we are capitalizing on the brain power of the experienced people running the businesses and the expertise in our external resources to ensure a smooth transition to the new Diamond.
At this time, we will conclude our formal comments and open the call for questions.
Operator: I would like to remind everyone, in order to ask a question, press star 1 on your telephone keypad. If at any time you’d like to be removed, press star 2. We will pause for just a moment to compile the Q&A roster.
Your first question comes from the line of Tim Ramey with D.A. Davidson. Please go ahead.
Steve Neil: Hi Tim.
Tim Ramey: Hi. Good afternoon and congratulations on a great quarter. Couple of questions. Steve, you mentioned Beloit would be live in the 1Q next year. Are you thinking calendar or fiscal?
Steve Neil: Calendar.

Tim Ramey: Okay. That’s what I was thinking too. And then on the top two priorities for the go-to-market, have you been able to think more about some of the sales dis-synergies that could occur? You mentioned that when the deal was announced, there could be some markets where it’s just too far of a supply chain to service. Is there any more work that you can talk about there?
Michael Mendes: Well maybe I’ll start on that Tim. We are quite focused on the go-to-market front. We’re quite early in the process of thoroughly evaluating the current go-to-market structure and how consumers are serviced.
I would say that in these early days, we’re encouraged that we have identified some effective ways to service that consumer, and I think broadly we feel that we’ve identified some effective and cost-efficient paths to service the trade that serves those consumers. We’re now going to the next level of understanding how to orient the supply chain and some of those elements.
The business still is fully owned by Proctor & Gamble, so we’re somewhat limited with our visibility in some areas. But I would say that early on we’ve not identified major dis-synergies that are concerning us, and we’re actually quite pleased by what we see as some benefits of the combined portfolio on a go-forward basis.

So I would say we see no red flags, but we’re still pretty early in the process Tim.
Tim Ramey: Good. And one more quick one for Steve. It sounded like there may be an adjustment to the walnut cost accrual in the quarter when you mentioned that gross margin might have been 26% without a favorable adjustment. Am I reading that correctly?
Steve Neil: Yes, we estimate some of our input costs, including walnuts, and there was a small adjustment. Year to date, I think it’s around $300,000, so very small. But we did have a small adjustment impact going one way in the second quarter and offsetting it in the third quarter.
Tim Ramey: Okay terrific. Thanks so much.
Operator: Your next question comes from the line of Bryan Spillane with Bank of America. Please go ahead.
Bryan Spillane: Hi. Good afternoon.
Michael Mendes: Hello Bryan.

Bryan Spillane: Just a couple of questions. One, on Kettle, you mentioned the supply constraints in the quarter. Did you have customers on allocation? Or would sales have been better if you could’ve produced more?
Michael Mendes: Bryan, I think that the practical limitation is because of the shorter shelf life of a flat chip product like Kettle, when we’re looking to build demand and new distribution, we need to be able to supply that quite readily. It’s not a situation such as in some cases with popcorn or snack nuts where we might be able to forward build inventory. We really don’t have that luxury.
So part of the challenge is that you need to have the capacity pretty much imminently live before you can be pushing for new elements of distribution. So we have to go a bit more hand in hand with pursuing opportunities.
So we’ve been measured in our growth trajectory and we’re looking forward to having that additional capacity. I would say that we are preparing the markets for what we hope is going to be a nice stage of growth when that capacity comes online.
Bryan Spillane: Okay great. And then in terms of price increases, you talked a little bit about the rise in input costs and you’d actually begun talking about that last quarter. And so the pricing that you’re planning for the fourth quarter, does that help capture what you’re expecting into 2012 as well on your base business?

I guess you’re starting to get a pretty good look at what your cost basket is going to look like next year. And do you think that the actions you’re taking now are going to adequately support or start to cover some of the cost inflation for 2012?
Michael Mendes: We’re coming at it from a couple of approaches. In some cases, our pack size might have more volume than the competitive set for a certain tier. In those cases, we are adjusting the weight to be more in line with the competitive set as a way of not having to raise the retail price. And in other cases, we’re passing price in certain items.
All in, we’re hoping to get our price levels so that we cover some of that projected commodity cost pressure going into the new fiscal year.
Bryan Spillane: You talked a little bit about the steps you’ve taken to make sure that the Diamond organization remains focused on the core business as you head into the transition period.
How are you comfortable with what Proctor and Gamble has done on the other side to make sure that the Pringles organization is also focused on maintaining, the normal business momentum as you go into the exchange?
Michael Mendes: They have had a good track record historically of how they handled brands during the transition period. We have had very open dialogue about that and we feel that they have created the right structure to help accommodate that.

One bit of good news in this process is that the people who are running the business today will be coming forward and joining Diamond in the future. So they’re quite incented to have a strong, healthy business that they’re going to be helping focus and grow in the future. Our interests are mutually aligned, and it is something that we talk about constantly.
Bryan Spillane: Okay great. Thank you.
Operator: Your next question comes from the line of Bill Chappell with SunTrust. Please go ahead.
Bill Chappell: Good afternoon.
Michael Mendes: Hello Bill.
Bill Chappell: Just digging into the fourth quarter expectation on gross margin, I think I’m right in saying you had always expected to be somewhat in line with last year, just with the walnut business and how that affects the mix.
Can you walk through that again and give a little color on what’s going on in the fourth quarter? And then maybe some clarity of how much that’s impacting gross margin versus the offset of cost versus the timing of the price increase?

Steve Neil: This is the first quarter in a while that we have comparability between the two years, because we bought Kettle at the end of March last year. So it’s a very comparable sales mix.
I think the one thing that’s a little bit different, if you recall from the last call, the nature of our non-retail business and the nature of the crop that came in were going to be heavier on our non-retail business here in the fourth quarter than last year.
Then what’s also a little bit different this year is we do have some costs that we’re not able to cover until we have the price increase. Offsetting that is operating efficiencies that we realize during the year. We have a number of moving parts, but it ends up netting out to what we expect to be a very similar gross margin. That’s why we’ve indicated sales mix as well as the size of the non-retail sales and the efficiencies.
Bill Chappell: Okay. And so this is kind of a normal kind of blowing out of that inventory also that you knew kind of the start of the year?
Steve Neil: Correct, selling through that inventory, and again it’s a little bit of that non-retail piece. It’s just a little bit different this year than it would’ve been last year just because of the nature of the crop.

Bill Chappell: Okay. And then moving to the pricing that’s going for next year. Are you typically looking to price for penny profit or to maintain your margins going into next year?
Michael Mendes: The reality is that we are clearly looking to preserve penny profit. And as our ability to create value enables us to preserve margin profit, we will strive to do that. I think that the competitive set will somewhat be a factor.
At times like this we’re very happy that we’re a branded company and have differentiated products. We tend to be in the more premium end of the spectrum of the products that we offer, which allows us to have a better chance to do perhaps a bit better than just cover the penny profit. As a growth company, we’re trying to strive to gain new distribution. On an apples-to-apples comparison, this is critical for us to enable our growth, not only to only preserve penny profit. So, hopefully our organic growth, our new products and our improvement in our mix will help contribute to margin.
Bill Chappell: Great. And then just one last housekeeping item. In doing the math on the tax rate in the fourth quarter will you be around 29 1/2 % to 30% to get you to that full year 33%?
Steve Neil: No. year to date, we’re 33% as well. If our estimates are right, it should be about 33% in the fourth quarter as well.
Bill Chappell: Okay. Thanks so much.

Operator: Your next question comes from the line of Mitch Pinheiro with Janney Capital Markets. Please go ahead.
Mitch Pinheiro: Good afternoon.
Michael Mendes: Hello Mitch.
Mitch Pinheiro: So could you quantify the price increase that you’re taking?
Michael Mendes: We can’t because we’re making small adjustments across a spectrum of our products. There’s an adjustment taking place in snack nuts, popcorn and the potato chips, so it’s hard to quantify, but I would say it’s fairly modest.
Mitch Pinheiro: Okay. So if you look at it across the entire portfolio, what does modest mean? Low single digit?
Michael Mendes: Low single digit.
Mitch Pinheiro: Okay. How would you describe, your input cost inflation rate for next year?
Michael Mendes: For next year?

Mitch Pinheiro: For next year.
Michael Mendes: I’m going to give a little bit of a longer answer, but I think the component parts are what’s important to answer your question. I think when you look at the nut segment, we’re looking at some input cost pressure there. It’s important to note that most of the tree nuts and even peanuts are pricing at near or at historically high prices, with the exclusion of almonds. I don’t think that there will be much relief in the fall, but in the back half of the year, there could be some offsets based on the crop sizes. We can give more detail on that in a moment.
When it comes to an area like popcorn, it’s pretty well chronicled what’s happened in the Midwest with some of these grain belt crops. Corn also is being influenced by ethanol demand and the aggregate effect on corn prices. So, I think that there’ll be a little more pressure on corn year-over-year. I would say that our pricing actions are intended to be consistent to that cost movement.
On the potato chip front, more of the cost pressure is associated with oil. I would say that on the out periods, oil is at a higher than historical average cost. We do use an expeller pressed oil for our Kettle products. That’s a distinct product that’s a bit more expensive. I do think that that’s a question mark on the out periods for oil.
All in, we feel like we’re in good shape going into the first half of the fiscal year, and we’ll be monitoring closely. We’ll make adjustments to either our pricing or promotional strategy if we see some additional headwind. We feel reasonably confident about what we’ve modeled for next year and our ability to preserve our profits in context of that commodity cost pressure.
Mitch Pinheiro: So that’s very helpful. In terms of the non-tree nut business, how far out are you hedged roughly, for next year at this point?
Steve Neil: It depends on the product. In the U.S., we are locked in through the fiscal year for potatoes as well as corn for most of the year. We are now locked in for natural gas on the chip side, which is a significant input cost.
In the U.K., we’re locked in for potatoes for the full fiscal year and part of the year on oil. So we are reasonably long there. On some nut commodities we’re longer than others.
Mitch Pinheiro: Okay that’s helpful. Looking at Emerald, if you back out your distribution gain benefits, how would you characterize same store sales?
Michael Mendes: Obviously for competitive reasons we don’t want to give too much granularity within the business, but we’re quite pleased with how our core premium nuts are trading, such as our deluxe mix nuts, cashew and almond products. I’d say that’s a core part of our line.

We’ve elected to reduce some of the promotional activity that we used to help introduce peanuts, and so we’re right-sizing that volume on a more normalizing promotional environment. So we feel good about the base.
We’ve introduced this new line of sweet and salty mixed nuts, which we feel is a way to give mixed nut users who like peanuts a premium offering. I would say that that’s not going to be as large of a business in proportion to the regular mix nut business, but it’ll be a profitable business. I think that the engineering of our snack nut business improves when we look at what the consumer needs and find out how we canaddress that in a profitable way as a differentiated branded product.
So we’re pretty pleased with our core. Our deluxe mixed nut business is probably our flagship item along with our almond products, and they’re doing quite well.
Mitch Pinheiro: Are you making progress in gaining SKU per store?
Michael Mendes: Our retail partners have been quite explicit with us in terms of their desire for us to not share news before product hits the shelf, but I would say that we’re working very hard on gaining new distribution. The best thing that helps us drive new distribution is the performance of the prior period, and we’re feeling good about our prospects to build out distribution, particularly in some of the non-scanned channels that were somewhat underdeveloped going into next year.

Mitch Pinheiro: Okay. And just one last question. Just looking at your 2014 target of $4, what is the implied tax rate on that goal?
Steve Neil: Thirty to 33%. We think that some jurisdictions will be lower than our average today that will be influenced by the Pringles business. But we are just now working with P&G on the jurisdictions that we’re actually going to receive and then putting that together in combination with Diamond.
But we think that there’s a possibility to be slightly favorable to where we are today, given the geographic mix that we’re inheriting with Pringles.
Mitch Pinheiro: Okay. Thank you very much.
Operator: Your next question comes from Ed Aaron with RBC Capital Markets. Please go ahead.
Ed Aaron: Thanks. Good afternoon everybody.
Michael Mendes: Hi Ed.
Ed Aaron: I wanted to ask about implied Q4 snack guidance. You have a pretty wide snack sales guidance range, considering there’s only one quarter left in the year, and I’m just wondering if there’s potential for some unusual variability in the fourth quarter that we should be considering.
Michael Mendes: We have not changed our full year snack number. We’re feeling good about our full year range, so really no noise there. There’s always a lot of moving parts, and we are constantly launching new products and expanding distribution. The timing of slotting is a bit harder to project. What we don’t want to do, which we won’t do, is back into a number and manage our business because of some prescribed guidance number that we made too narrow. That is part of the reason why we keep the range broad so that we can run the business as we appropriately should.
Ed Aaron: Okay. And then the moving up the $4 plus guidance by a year, that’s something that you didn’t do when you had your initial call about the Pringles deal. Was there anything that came out of your additional diligence process that gave you some extra confidence to do that now, that you didn’t at the time when you first discussed the transaction?
Michael Mendes: As we learn more and we build confidence and understanding, we’re going to be revealing more of a sense of the future. And in the spirit of being transparent with our shareholders and our stakeholders, we want to give visibility as we have more visibility and more confidence. I’d say it’s just another step in the process. Once the transaction closes and we are quite intimate with the day-to-day running of the business, we’ll be able to give that much more granularity.

Ed Aaron: Okay great. And one last one, if I could. On the snack nut business, peanut costs have just really exploded in the last few months, and I think you have less exposure to that particular nut than your primary competitor, so I’m wondering if, there’s, in your mind, a potential to perhaps gain some share if your price points on shelf don’t go up as much. What might ultimately happen with your competitive set in that category?
Michael Mendes: I don’t know if you’d heard a little more of the detail behind that. One of the issues around peanuts this year is that people who use peanuts for peanut butter who normally don’t have to blanche peanuts are doing so this year due to an issue in the crop this year. This has really compacted and limited the availability for blanching. So actually the total amount of raw material is not really the issue, but it’s the amount of blanched material available that directly affects snack peanuts. I think that issue’s going to be there for the foreseeable future, particularly until we get to the next crop.
And what’s happening in our world is that we have moderated our promotional spending. I think that our average price points will reflect a bit of a higher price versus our historical average, but we are going with our no MSG product now, which is a nice consumer attribute that we didn’t have before, and our merchandising keeps improving.
I think other people are probably taking a little more pricing than we are on peanuts, which could give an opportunity. We’ll be interested to see how that works, but we’re planning to promote the full line, and, I think the aggregate of the opportunity in the tree nut area still may be larger for us than the peanut segment. We’ll just have to evaluate that as we’re going through the fall.
Ed Aaron: Thanks for taking the questions.
Michael Mendes: Thanks Ed.
Operator: Your next question comes from the line of Akshay Jagdale with KeyBanc Capital Markets. Please go ahead.
Akshay Jagdale: Good afternoon. Congratulations on a good quarter.
Michael Mendes: Thanks Akshay.
Akshay Jagdale: Michael, just wanted to understand what changed since these trips that you took to various manufacturing facilities such that, your view about EPS has changed favorably? I understand the tax issue, but fundamentally, what has changed? Was it your view on sales synergies? Was it your view on the margin profile? I’m just trying to understand what changed there.
Michael Mendes: When we announced the transaction, we did talk about some accretion that we’re projecting the first year, and a lot of people were trying to fill the gap on the out periods. Candidly, I think we were quite positive in terms of our prospects for the long term, but I think that we sense there’d be some benefit if we could try to ground that with a number that people could work with in an out period.
And so we’ve analyzed the business even further. We have more closely evaluated the brand’s performance, particularly in a number of the international markets. We’ve evaluated some of the opportunities related to marketing the combined portfolio and the benefits of sales synergies of marketing a combined portfolio, and I would say we feel more confident and more positive about that than we felt Day 1 of the acquisition. So I would say that in aggregate, Akshay, we feel even better about our prospects today than the day we announced, when you take all of the puts and takes of the challenge ahead of us.
Akshay Jagdale: That’s helpful. Just to follow up, on your trip, what were you most impressed by? And was there anything that concerned you? What I’ve heard about Pringles’ strategy in Asia is that they have manufacturing plants, but price points there were not as good as they would want them to be. But even though that’s been the case, the performance, like you have highlighted in the international markets, has been pretty decent.
So what — if you can just answer, what was most positive thing that you got out of the trip? Anything that concerns you? And specific to their strategy on international? Anything you can say would be helpful.

Michael Mendes: I would say that the proprietary nature of their manufacturing assets and the aggregate benefit of the R&D work has helped craft these quite distinct products, which have benefits that are very nuanced, and I think it is quite difficult for the competition to try to duplicate this, which was very encouraging for us. I think that the fundamental DNA benefits of Proctor and Gamble, which always looks to create new products that are distinct and that have an ownable difference versus the marketplace, is very exciting. I would also say that there’s a very strong discipline about trying to build brands that will last, that have distinct attributes, that are validated by consumers, and that can largely be owned versus the competition.
The thing that concerns us in reality is these are two different companies. If the best attributes of Diamond’s current business and employees and the best attributes of the Proctor and Gamble employees and those assets come forward, this is going to be a phenomenal combination. Obviously, the challenge is going to be that we will need to effectively demonstrate that we can manage the larger portfolio business and maintain the entrepreneurial fast-to-market disposition that’s helped us be successful to date.
As we bring some of the new Proctor and Gamble employees into our much more entrepreneurial, perhaps somewhat faster-moving environment, to build comfort and confidence and help people perhaps more broadly use their skill set here, versus a large organization where you may have a little more narrow scope, I would say that the early discussions have been be very positive.

But, there’s going to be change, and we need to socialize the cultures. We are trying to be prudent and keep our eye on the issues that we need to manage so that we can have success.
So, the clear thing for me is that we are going to have challenges. When you try to identify them early and make a point to work through those and minimize those challenges, that is when you have the best chance of success. And so that’s what we’re doing right now.
Akshay Jagdale: That’s great. And on Kettle in the U.S. specifically, can you explain the 5% sales growth in measured channels and twice the category. I wasn’t sure if, when you mentioned the category, if it was overall chips or Kettle chips. What I’m really looking for from you is what’s going on in the Kettle chip category today from your point of view from a competitive landscape, how Kettle’s doing and perhaps how you think this merger with Pringles could help Kettle over the next two or three years?
Michael Mendes: We were referring to the 52-week period numbers, and the reason that we were doing that on total chips is because there have been a number of weight changes that a lot of competitors are dealing with due to the commodity cost issue. It has been throwing some noise in the shorter term data periods. What is happening is that some people are addressing the commodity cost issue in a series of ways, many by downsizing packs, some by taking price. And I think that you’ll probably see some volume pressure as a result of those higher price points. We’ll have to see. I think that there’ll be more pressure on regular flat chips than from premium Kettle chips. Time will tell.
As far as the combined portfolio, one thing we’ve learned on the global outlook outside of the U.S. is in many of the international markets, people who are distributing chips don’t actually have a stacked chip offering and a flat chip offering in their portfolio. From our early diligence, it appears that our go-to-market team on the Pringles side can really see a benefit of having a two-format offering that can help better serve that greater snack category. And so I do think that that’s going to be beneficial.
They are quite distinct products. They are generally in snacks, but they’re very distinct products. Fortunately, they are generally merchandised in many cases in a similar area. This will hopefully allow us to get some synergies from the combined benefits of the two brands, which should make us more important to the snack trade.
So again early days, but we’re pleased by the prospect. I think that with the scale of the volume of product being shipped into the foreign destinations, we will definitely benefit from Pringles volume in some of those more remote destinations where Pringles has to take volume first to sell some of our other snack offering.
Akshay Jagdale: Great. Thank you. I’ll get back in line.
Michael Mendes: Thanks Akshay.

Operator: Your next question comes from the line of Heather Jones with BB&T Capital Markets. Please go ahead.
Heather Jones: Hello.
Michael Mendes: Hello Heather.
Heather Jones: Hi. Nice quarter.
Michael Mendes: Thank you.
Heather Jones: Just going back to the pricing question. And you may have said this and I missed it, but when you were referring to a low single digit price increase blended across the portfolio, is that going to be a combination of weight-outs and list price increases? Or is that your target for actual list price increases?
Michael Mendes: No that would be a combination of weight and price. Yes.
Heather Jones: Okay. And this capacity that you’re adding in Kettle, both here and in the U.K., how long do you think that is going to last you, particularly given that you’re going to add 50% in Beloit? Just wondering how long you think before you’re going to need to add additional capacity?

Michael Mendes: Well I hope it doesn’t last us long Heather. You know, but I would say that if you ask, where’s our next opportunity for Kettle it would probably be frying capacity in Europe, which would be the next place that we would be need it.
In fact, I think that we’re going to be in good shape in North America with what we’ve done in Salem and Beloit, but I do think that in the U.K., given our opportunity to serve the greater European market, that I could see us in the next 12 to 18 months evaluating our frying capacity. I think we’re in pretty good shape in North America in the medium term.
Heather Jones: So add frying capacity in the U.K. to service mainland Europe? Or actually build capacity in mainland Europe?
Michael Mendes: Well I think that we have got a fantastic facility in Norwich, England. We have a great operational leadership team. The supply chain works well for us there. It’s a pretty good location to source potatoes. I think that one thing I’ve learned from 20-plus years in the food industry is all the things it takes around managing a manufacturing facility and some of the distinct elements around Kettle-cooked chip versus some other products. I would say that out the gate, we probably would leverage Norwich a bit more. We’ve got more land there. I think we’ve got the capacity to do more there. But we would obviously be open-minded to evaluating alternatives if there’s a better choice.

Heather Jones: And going back to your comment in the press release about your gross margin benefiting from increased scale in nuts — and clearly sales growth helps — but I was wondering, if you could give a sense of increased penetration at existing accounts 18 months or so, you gave us an update on how many average SKUs per store, and the goal was to increase that. And I believe you all have, which clearly has a disproportionately positive benefit impact on gross margins.
So I was wondering if you could update us on where you all stand with regards to that in the Emerald line.
Michael Mendes: On our end-of-year call, I’m looking to have Andrew Burke and Lloyd Johnson join that call, and we’ll be looking to give a little more color on that Heather. I’ll just say, speaking to it broadly, that we’re making progress. Sometimes the best work we do, however, is to also look at weaker parts of our line and to make sure that we’re rationalizing out any of our non-performing SKUs and putting better performing line items in.
Take our Emerald Harmony line. We’ve been reformatting that line to a focused product line that is more within our core capabilities, more profitable for us as a company and is probably more consistent with a single brand definition. But as a result, we’re selling fewer items in that case.

So if you were to do the puts and the takes, I would say that we want to do more with less with Emerald Harmony, be very focused with that produce line and to get more focused items that have greater turns that leverage the capability that we have, particularly from our Emerald heritage. Then we can look to get new distribution with our new items on the Emerald line.
As far as our new offering in traditional snack I had mentioned the sweet and salty products, which have had a very nice reception. We also introduced an all-natural almond in an Emerald format that we’ll be presenting to the market. We think that is going to be a product that’s going to really appeal to where there’s a need and is going to be a natural addition to our portfolio and not compromise our current set. So that’s where our efforts are focused, along with the Breakfast on the Go expansion. We will try to get you a little more granularity on that on the next call, but hopefully that answered your question broadly.
Heather Jones: It does. And my final question is on Breakfast on the go!, specifically. You referenced slotting, and I know that’s impacted results from much of the year. And just trying to get a sense for, more qualitatively, the magnitude of impacts this quarter versus Q1 and Q2, and when do you expect that impact to dissipate?
Michael Mendes: Last quarter, we had much more of an impact. We are actually having positive sales in Breakfast on the go! this quarter, but we are still having slotting. So last quarter,

for example, we actually had negative sales because of the timing of the slotting. We’re actually showing positive sales this quarter.
We’ll see that slotting diminish as a proportion even more, because in some cases, we’ve have display programs going in and we’re shipping in display shippers where we don’t have permanent distribution in Q1 of next year. If those don’t perform well, we will pay a little bit of slotting.
So I think we’ll still see a little bit of slotting going into Q1 of next year and maybe for Q2, because we have two new items that are going to expand out the offering. These are our Breakfast on the go! fun packs. These are designed for a younger consumer in mind. One is a berry-flavored product, one is a chocolate-based product, and they’re portion packs that have less than 200 calories.
But the fun pack positioning is designed to appeal to that younger snacker to give them an alternative to things like bars. So those are two new items that are coming out, and we will be slotting those items next year. So hopefully that’s helpful.
Heather Jones: That’s very helpful. Thank you.
Michael Mendes: Thank you.

Operator: Your next question comes from the line of Alton Stump with Longbow Research. Please go ahead.
Alton Stump: Yes, thank you. Good afternoon. I think most of what I was going to ask has been asked ready. I guess I was a bit surprised to how big the Breakfast on the go! is in the quarter and contributed to growth. Could you just maybe kind of walk through, as to what the ballpark, long-term opportunity is with that brand? Obviously, you are in the process of taking it to quite a few more retail customers. Is there any long-term sales growth in our dollar number for that brand?
Michael Mendes: Well I’m just going to give you a broad metric. The current business today, based on its performance in the mass and grocery channel, we believe that the run rate on this business for retail sales is about a $25 million to $30 million business. So that’s retail sales run rate based on this current period. So obviously it’s meaningful for a company with a snack brand our size. It’s a great start. We are very focused on building turns on that business, and I think we’ve been careful to craft it from day 1 to be a business that will yield a commensurate level of profitability for the level of investment we plan to put behind it.
So we like the structure of business. It performed great out the gate. It’s a different segment, and it is a shelf-stable item, but it is also in the convenient breakfast segment, which is an area that we don’t traditionally service.

It felt like it was a bit of “Back to the Future” with where we started with Emerald Snack Nuts in terms of the challenge of getting the optimal shelf location that we’d like. It’s unfolding a lot like Emerald did in our early introduction. In markets where we’re already very strong, we’ve been able to secure quite ideal locations. In some markets where we’re not as strong, the location and the number of facings is not as optimal.
We’re trying to augment that with secondary placement. We’re supporting with television, and we’re really pleased to have our national television support the product. We think that our national television campaign was quite functional and quite helpful in bringing some visibility and recognition for that brand. We’re going to continue to support the brand, and I think it’s got a good future.
But again, with today’s run rate this is a $25 million to $30 million retail business, so it’s been a good start, but we have ambitions for it to do more in the future.
Alton Stump: Okay great. That’s all I had. Thank you.
Michael Mendes: Thanks.
Operator: Your next question comes from the line of Jane Gelfand with Barclays Capital. Please go ahead.
Jane Gelfand: Hi. Good afternoon.

Michael Mendes: Hi Jane.
Jane Gelfand: Just a question. We talked a lot and then you gave some nice detail around some of the opportunities you see on the international side, potentially with Kettle in the mix along with Pringles. Just wondering, for those of us who are closer to Pringles’ domestic business and some of the developed markets where growth has admittedly been somewhat more spotty, can you maybe talk about some of the learnings you got there in reviewing those businesses and meeting those people? What are some of the specifics that kind of either hope to get more or less comfortable with the potential of even accelerating growth from the previous run rate?
Michael Mendes: Well, the equity of the Pringles brand in North America is very strong and the capabilities of the people who are going to be moving into the Diamond team — we are very excited to have them join our organization.
The Jackson manufacturing facility I would characterize as one of the best food facilities in the world. I am very excited to work with our team to effectively leverage that business against our food portfolio. And a very experienced team leading that manufacturing facility and the R&D and engineering group bring a lot of years of experience, a lot of excitement, and also bring the benefit of many of the efforts that have been made historically that perhaps weren’t fully baked for reasons that might change today in the current market environment, or perhaps given the focus and the needs of our company.
So, in the North American business, we think that the opportunities are significant. I do think that the lead time will be longer. It’s a big business and to sustain its fundamental profitability and then to grow it is going to take some base work on the organic growth front.
But we’re very encouraged by what we’re seeing there and I think that we’ll be able to give a lot more granularity again, once the people are in scope. Because this is a structured transaction, we are required to let the business run independently so we are being very cognizant to not interfere with that ongoing business.
But we’re encouraged there, Jane. I will say that the Jackson facility was a food facility for Proctor and Gamble for a lot of products other than just Pringles in the past. We have a vision of leveraging that vision and that manufacturing facility in a broader capacity in the future. And so it will be interesting to see what it can bring for us.
Jane Gelfand: Perfect, thank you very much for that.
Taking a broader look, what’s the potential for cost savings once Pringles comes on board? And maybe could you offer some visibility on earnings that gets built in as a result. But as you think about updating us in September or what not, around the longer term, I don’t know whether you can provide any more detail on what you’re thinking about that top line. I think people have a better sense of the earnings piece, and any color you can give on the top line guide, even over a multi-year period of time would be helpful.
Michael Mendes: Our thought process is once we close the transaction in the end of the year, then perhaps in February we would like to have an investor meeting, as we have historically in the past in New York, where we can speak with a bit more granularly about the opportunities, and we’ll try to speak more to the top line.
I think that we’ve been relatively successful in meeting our guidance targets because they’ve been built very granularly, very purposefully, with great content knowledge. That last thing I just mentioned, content knowledge, we’re lacking a bit right now, because of where we are in this process. So, I’d like to give you a little more color about that. I feel quite confident about that earnings trajectory we talked about. We’re excited about getting more visibility into the top line. But it’s probably a little early for us to give that to you right now.
Jane Gelfand: I understand. Thank you very much.
Operator: Your next question comes from Eric Katzman with Deutsche Bank. Please go ahead.
Eric Katzman: Hello everybody.

Michael Mendes: Hello Eric.
Eric Katzman: A couple of quick questions. I guess for Steve, first of all, I think I missed parts of the conference call because I got dropped, but the working capital, I think you said it should decline in the fiscal fourth quarter, with input costs going up seemingly for everything, I mean, why should that happen?
Steve Neil: Yes, the decline, Eric, is more due to the timing of some of the commodities that we generally buy long.
So generally if you look at our fiscal year, we make more commodity payments — so that’s the cash going out — in the first and third quarter, and much less in the fourth quarter, and a little bit less in the second quarter.
So this is an opportunity for us basically to utilize the inventories that we’re long, pull that down without basically having to replenish them until the new crop comes on in the fall. So that’s the biggest piece that’s going to allow us to reduce working capital and correspondingly reduce debt.
Eric Katzman: Okay. And I don’t know if you’ll be able to answer this one but in terms of the non-cash amortization that you’re going to have to absorb with the Pringles deal, is there any — I mean I assume that that doesn’t have anything to do with pulling the $4 number forward, but even of itself, is there any consensus to, or any guidance you can give us as to what kind of that, non-cash hit’s going to be?
Steve Neil: Yes, the subject has nothing to do with the $4 number, by the way. What you have to use fair market value accounting, which will value both assets at fair market value, tangible and intangible. The biggest amortization on the tangible side is the value you attach to customer relationships.
So it’s going to be a significant number compared to what we have now, but it would be a little early for me to give you that number, because that’s going to change. Because the two main things that are going to happen is we’ll write assets up, or down, for that matter, to their fair market value place of value on the balance sheet for that customer relationship. And that’s what you’re talking about, that non-cash amortization and it’s a little bit early. We have to get appraisals done, etc. So it’s a significant number though, compared to what we have.
But the guidance that we would give you is take a look at — and this is just approximate so don’t put it in pen — but take a look at how we allocated the Kettle purchase price, and you can probably get an idea on how that Kettle purchase price was allocated to get a guess on how much that customer relationship component, the amortization piece of intangibles, might be in this transaction. But again, that’s a real rough guide until we do the evaluations.

Eric Katzman: Okay, and then a last thing, to Michael I guess. The $4 pull forward, I don’t know whether this question again was asked. But the — you know it seems to me that in this environment cost, maybe in some respects is harder to predict than revenue. You know, the input side of things is so volatile.
So do you think that the pull forward is really more, given that we’re talking about a couple years out, is that just more confidence on the revenue side of things, because it seems like investors would have, let’s say, more faith in something that’s revenue driven than cost driven, again given the macro backdrop.
Michael Mendes: I think that if you look at our specific products, and the thing about us is we’re not just one item, but we’re not broadly exposed like many multi-national food companies. On our particular items, if you were to look through the main input cost drivers, many of those elements are at or near some of the historical highs.
Our belief is that in aggregate we perhaps have less upside pressure potential from where we are right now versus perhaps the aggregate basket of food inputs across all food companies. So the bad news of that is what we’re living with now. The good news of that in out periods I feel like we have a little less risk of the aggregate upside potential.
Secondly, we’re a virtually all branded company. And having branded products allows us to pass on pricing, which will enable us to better preserve our margin structure for our more differentiated products versus some of our competitors. So that speaks a little to our confidence on the out period.
In addition, it is sustaining our trajectory in organic top line. So I’d say it’s a mix of both. But I do feel that we have ability to preserve our margin structure despite the risks of commodity inflation.
Eric Katzman: Okay, I appreciate that, I’ll pass it on. Thank you.
Michael Mendes: Thanks Eric.
Operator: Your next question comes from the line of Ken Zaslow with BMO Capital Markets. Please go ahead.
Ken Zaslow: Hey good afternoon. Just to be clear, the $4 number in 2014, that doesn’t include any more acquisitions, is that fair?
Steve Neil: Are you asking if we’re working on them Ken?
Ken Zaslow: I’m asking if that $4 number — if you need to make more acquisitions to get that $4 number.

Michael Mendes: Historically we’ve always said it’s a build or buy model. I would say that, given the scale of the integration of Pringles, the likelihood would be that organic growth would be the largest driver, but I would not preclude acquisitions if that makes sense, or some small acquisitions, if that made sense.
As we have said, we never want to be saying that we’re precluding acquisitions as being a part of our growth strategy if the build or buy decision dictates that it makes more sense for us to acquire something versus building something organically. I think that the likelihood given what’s facing us in that intermediate period with the Pringles integration is that the higher likelihood would be that it would be all organic.
Ken Zaslow: Okay. Assuming that you reach your, and probably exceed your cost savings, what type of projects would you invest in, either in the Pringles, or in the legacy Diamond foods business, of the excess cost savings if there were any?
Michael Mendes: One key would be building more manufacturing assets closer to our terminal customer base. I think that’s an opportunity that exists in Pringles and that would help us succeed. That’s something that would probably enable Diamond to be more successful.
How that manifests itself, we’re still determining. Pringles has been very successful with a bit of a hybrid approach. They have two main high-speed manufacturing facilities in

Mechelen, Belgium and Jackson, Tennessee. Then they have a number of local investment lines that are closer to terminal markets.
So we’re going to be evaluating that. I definitely believe we’re going to be putting in more capacity. I think when it comes to the base Diamond business there is some real opportunity for us to do more automation, as Steve talked about what we have done with our single-serve and 100-calorie packs, Breakfast on the go!, club packs and Pop Secret. I think we will look to add more automation, which is an opportunity that we’re going to want to continue to pursue.
We’re also going to be looking to invest more on the brand and distribution. We think our products fundamentally are under-distributed and under-marketed. This is coming from a company that works hard trying to be good at distribution and good at marketing.
We think there’s so much more we can do, and I think that humility and that focus on driving growth and putting dollars against the retail trade and against the consumer is going to help drive that growth. So we will definitely be looking to put dollars at the point of action to help build out the brand.
Ken Zaslow: Okay, the next question, I’m just trying to figure out the sustainability of the international growth, I think, something like 36%, and that’s kind of driving our model a little bit higher sales growth.

Is that something we should expect in 2012 and 2013, that this is the right run rate for international, or is it just fortuitous in terms of the timing and the pricing environment and the pull through from, I think probably Asia and all that? How do we think about that going forward?
Steve Neil: Yes. The primary international improvement that we’ve seen this year is the fantastic performance by Kettle UK. The launch of the Ridge Crisps, the launch in the impulse channel, etc. has really helped. That’s been a great benefit for us on the branded side. So that’s something that I think has been significant.
And then what you’ve seen this year with the crop that we have, principally walnuts, is that non-retail piece of our business has grown quite significantly and has enabled us to grow that international piece.
But on the branded side it’s definitely Kettle. As we look forward, certainly the opportunity to take advantage of the distribution channels with Pringles will make the international markets continue for us to be strong drivers of growth. So it could be just Pringles as well as with Kettle.
Michael Mendes: On the last call I think Steve had commented about the front half and the back half approximating a similar volume.

Michael Mendes: As far as next year, it might not be the case. Part of the reason that happened this year was because of the size of the crop. There was smaller size on the in-shell qualifying product, which reduced availability for produce sales in the first two quarters of the year. That product got shelled and was sold more in the back half, particularly in the third quarter. So I think that it will be interesting to see if that is going to be permanent in the crop because of the variety shipped, but that would be historically an anomaly.
Ken Zaslow: And then when you said the international brand, that’s not part of the $31 million, right? The $31 million is the non-retail only?
Steve Neil: That’s correct.
Ken Zaslow: Okay, but that is something we should probably not think about for 2012? We should probably use 2010, to take growth off that, or, because it sounds like 2011 could be a pretty big year in total international?
Steve Neil: Right. I think the more normalized mix, if Mother Nature goes back to normal, and who knows in today’s world, would be the mix of quarters in non-retail 2010 versus 2011.
Ken Zaslow: Okay. And my last question is, when you think about 2012 internal EPS, you think about it as growth rate or an absolute EPS number?

And the reason I’m asking is trying to figure out, obviously this year seems like it’s coming in a little bit ahead of your numbers, and it might be a little bit because of the non-retail business, but do you think of like 2012 internal growth as growth, or that’s an EPS, absolute number?
Michael Mendes: Right now, I would say that the 2012 view is an EPS-based view. In that is a more full-year, commodity cost pressure that we’re probably seeing this year, for example, on the oil side.
Ken Zaslow: Is there anything you’ve outperformed this quarter, again a little bit, at least in my eyes because of the non-retail side, but does anything in this quarter give you more confidence, less confidence, or no change in confidence to 2012 internal EPS growth?
Michael Mendes: No, I would say that for 2012, there are a lot of moving parts, and I think that our previous EPS guidance holds at this time, all things considered.
Ken Zaslow: Okay, great, thank you.
Operator: There are no further questions. Ms. Segre, we’ll turn the conference back over to you.
Linda Segre: Thank you Cynthia. Thank you for joining us. This will conclude our call.

Operator: That concludes today’s conference call. You may now disconnect.
END
Note regarding forward-looking statements
This communication contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including projections of Diamond Foods, Inc. (“Diamond”) and the combined company’s results and the expected benefits of the transaction. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. Actual results could differ materially from projections made in this communication. Some factors that could cause actual results to differ from our expectations include the timing of closing the transaction and the possibility that the transaction is not consummated, risks of integrating acquired businesses and entering markets in which we have limited experience, availability and pricing of raw materials, impact of additional indebtedness, loss of key suppliers, customers or employees, and an increase in competition. A more extensive list of factors that could materially affect our results can be found in Diamond’s periodic filings with the Securities and Exchange Commission (“SEC”). They are available publicly and on request from Diamond’s Investor Relations department.
Additional Information
In connection with the proposed transaction between Diamond and The Procter & Gamble Company (“P&G”), Diamond will file a registration statement on Form S-4 with the SEC. This registration statement will include a proxy statement of Diamond that also constitutes a prospectus of Diamond, and will be sent to the stockholders of Diamond. Stockholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Diamond, Pringles and the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Diamond upon written request to Diamond Foods, Inc., Investor Relations, 600 Montgomery Street, San Francisco, California 94111 or by calling (415) 445-7425, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
This communication is not a solicitation of a proxy from any security holder of Diamond. However, P&G, Diamond and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Diamond Foods, Inc. may be found in its 2010 Annual Report on Form 10-K filed with the SEC on October 5, 2010, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on November 26, 2010. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2010 Annual Report on Form 10-K filed with the SEC on August 13, 2010, and its definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on August 27, 2010.